Filed by Newell Rubbermaid Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jarden Corporation
Commission File No.: 001-13665
December 16, 2015

This is a transcript of a recorded town hall with Newell Rubbermaid employees on December 16, 2015:

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

NEWELL RUBBERMAID, INC.

Moderator:    Atlanta AV Tech

December 16, 2015

8:30 a.m. ET

Operator:	This is Conference #: 8160537

(Mike):	Town Hall. I’m delighted to be here with you today to talk to you about the announcement we made earlier this week. So, I’m actually in New York at the E-commerce hub, which is just a terrific facility with the whole E-commerce team. A high-energy group of people making great progress, driving our business through (PurePlay).com and through (BricksandMortar.com) in the way we haven’t seen really in a long, long time.

So, I’m glad to be here with you guys and I’m glad to be on this webcast being broadcast around the world to talk about the announcement we made earlier this week. So, what I’ll do today is I’ll walk you through the announcement, the strategic rationale of the deal, and then I’m happy to take any questions you might have. I’ve got to do this for the lawyers, they get very excited if I don’t. There are none in the room. (Mike Peterson), how are you down in Atlanta, this is for you.

So, I’ll talk about three things. The overview, an overview of the combination. A discussion about the transaction itself and how it was structured. And then a discussion of the rationale to the deal and again, I’m happy to answer any questions.

When we looked at this company, we saw a lot of similarities to Newell, and we believe that the combination of Jarden with Newell Rubbermaid is a winning combination. This is an opportunity to scale the company, but it wouldn’t have worked if we hadn’t had a shared DNA across both organizations. We’re committed to brands, we’re committed to growth, we’re aspirational in our ambitions for our companies, we focus on execution, we have leading brands in leading positions and there’s a lot in common.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

We’re a $6 billion company, Jarden is a $10 billion company. We’re both performing very, very well. So we come at this combination from positions of strength, which I think is a very, very important thing to recognize. You don’t want to take big swings in acquisitions when you’re not performing well. But when you are performing well and you’ve got momentum in your business, you can accept the risk profile associated with an acquisition of this sort and that’s what we’ve chosen to do.

The Jarden team is a strong management team, they’ve got an incredible track record of building their company and delivering returns to shareholders. The company did not exist before 2001. This company has gone from a standing start with one acquisition and they’ve built over 15 years, a $10 billion company, with a bunch of great brands. They play in the same space that we play in. So terrific opportunity to scale our company and to take the business model that we’ve been executing within Newell Rubbermaid and transpose it across a broader canvas, a broader set of (categories).

There a number of things that are different about how Jarden operates its business model and we’re going to respect those differences. We want to blend the best of both here to create a powerhouse of consumer goods company.

The company is going to be called Newell Brands. We’ve been working this independent of the acquisition, but by coming together, we’ve got this opportunity to re-brand the company around a new logo that recognizes the combination in a number of different ways. And I’ll give you a sense for how that’s structured.

The Newell Brand logo, our new Corporate mark, reflects a number of different things. This upward arrow represents the growth ambition that we’ve got in the company, the momentum that’s happening. These (stacked L’s) are a reference to the ambition we have, this future ambition we have for our people, for our business and for the communities in which we serve. That’s an aspirational element.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

We’ve created this (rootmind) over the word we, which is about team. So while we have this ambition to scale and grow our company, it’s about team. You can’t do this without mutual respect, you can’t do this without partnership. So the (rootlife) hovers over the (we) providing an opportunity to talk about commitment and successful partnership, it’s all of our constituents, whether it’s our retail partners, whether it’s our suppliers, whether it’s cross-functionally within the organization. It’s really important element of the design.

Our employees and our ambition won’t come to life unless we play together. So we would have a competitive energy, a desire for more constructive sense of dissatisfaction, about the opportunities ahead and ambition for our company, but it’s grounded in this concept of mutual respect and team, and the logo captures that.

The foundation of our company is brand. And so when we talk about our company going forward, it’ll be Newell Brands. With brands at the foundation and that’s true for both Newell Rubbermaid, it’s true for Jarden, and important design element and the recognition of our heritage is captured in the way the word Newell is represented.

So for anybody that is familiar with the company and went back to the 70’s, 80’s and into the 90’s, before the Rubbermaid acquisition, you would’ve seen our company mark represented this way. So we love this new logo, it’s something we’ll breathe life into, our whole representation of our company will come to life in this way, and there’s so much more to be talked about here over time.

But I wanted to introduce to the new Newell brand. It’s a company that brings together Jarden and Newell Rubbermaid into this new entity with a sense of purpose and ambition that only together we could realize. Both companies, again, performing strongly but stronger together than apart.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

What we’re creating is a $16 billion consumer goods company, made up of a number of brands. They’re everyday brands, they’re part of everybody’s lives, they create tremendous value for the corporations every day and the purchase cycles of them. They compete in large, fast-growing categories that are un-consolidated. The share position in our categories, those Newell Rubbermaid, very much mirror the shared positions that exist in Jarden’s category.

So the top three competitors in each of our business has less than 50 percent share of the global market. So that give us tremendous opportunity to consolidate share positions both on the legacy Newell businesses and on the Jarden businesses. And we’re going to do it through these brands, these branded assets.

What’s the rationale for the deal? The strategic rationale is grounded in this strong, complimentary portfolio of leading brands in large, growing categories. These categories represent about a $100 billion opportunity for us globally. That’s we can measure. So we collectively will be playing for a share of that market. Today, $16 billion in revenue, we have 16 percent share of that $100 billion market opportunity. So, lots of room to consolidate.

This increases the scale across key retailers, key channels and in key geographies and with key suppliers. I’ll show you some data in a minute that brings this to life. But just so you understand how this plays out, in the U.S., we will be a $10 billion company. In Canada, we will likely over $750 million. In the U.K. combined, we will be over $700 million. In France, over $400 million, in Germany nearly $400 million, in Mexico nearly $400 million, in Japan nearly $400 million.

So we create scale and geographies that are really important to us. And why does that matter? It matters because on the Newell Rubbermaid side of the family, we were going to invest to build presence in those countries. We were going to invest SG&A dollars to build selling systems in those countries to reach the mass channels.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

The acquisition gives us access to that right away and an opportunity to avoid those investments and to deploy our portfolio with greater impact and speed than we would otherwise have had on our own. Why does scale matter in retailers? We will have a $2 billion business at Wal-Mart. It matters because it elevates the conversations from transactional discussions to more strategic discussions about category leadership and how to build our business.

This scales our presence in Amazon in a really compelling way. And so, that raises our profile as a company, creates a more strategic dialogue for our customers. And as we work collaboratively to build our categories through them, it allows us to engage in ways that shape the outcome through our branded assets, and theoretically, we should win. So, scale really matters.

It also matters with suppliers. We will double the amount of resin we now procure, more than double the amount of resin we procure, which should give us rate benefits in procurement. We will more than double the amount of containers that we’re shipping from China to the U.S. Jarden ships 40,000 containers a year, we ship 25,000 containers a year, in partnership with some of our suppliers.

So a huge scale benefit in procurement, ocean freight theoretically, it comes from partnering together. This expands the global reaches I’ve said for Newell Brands into markets that we would’ve probably had to stage later in our ambition. And it does the same for Jarden. It enables cross-selling opportunities, I’ll describe some of those in a bit, but the opportunity to leverage a brand like Coleman, which has a big presence in mass sporting goods and in dedicated outdoor channels like REI, OK?

Well we’ve got a competitor in beverages that (Contigo) competes with called (Camelback). They’re presence is scaled in those channels, we’re not in those channels. We’ll be able to leverage the Coleman brands presence in that vertical to deploy our portfolio, without having to make an investment in selling costs. That’s a big deal. That’s what we mean by cross-sells. And there’s colorways that go the other way for Jarden.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

This strengthens our capabilities in innovation, in brand building and design in e-commerce and it brings a set of capabilities that we’ve invested a lot of money in Newell Rubbermaid to Jarden. They haven’t invested in the design center, like the one we built in (Kalamazoo).

One of the (diligence) items they wanted to see in deciding this merger is what exactly we were doing three. And they came away from that experience really energized about what that capability could do for their businesses.

So you see this complimentary scaling of capabilities across the portfolio. And of course, when you bring two publically traded companies together, there are tremendous amount of cost synergies (some point). And I’ve described a couple of them in procurements, resins procurement, ocean freight rates. We have 58 distribution centers combined in the U.S. Clearly, there’s opportunities there.

And we’re two publically traded companies, so when you’ve got two publically traded companies with two CEO’s and two CFO’s and two CHRO’s, you can only have one set of those leadership positions. And so there are efficiencies that come through corporate duplication. And those synergies are really important to the company.

Just a point of clarity, this is very, very important for anybody working on the Newell Rubbermaid business to continue to focus on project renewal, because the economics for this deal are based and justified on the basis of the Newell Rubbermaid performing exactly as it would have performed as a stand alone company. So we’ve got to see this all the way through and we have to operate and deliver our ’16 plan as we have constructed them today.

The transaction itself, there’s a lot of details on this page, it describes what we paid for Jarden. So we’ve paid $15.4 billion for Jarden. This will enable us to create a ton of value for our shareholders, despite the size of that price tag. I’ve described some of these things, I don’t think it’s necessary to go into all of the details of how we will finance the debt, et cetera. But I do think it’s important to have access to this in case you have any questions about the value creation story, the financing of the deal costs, the commitment we’ve made to make this — sustaining this company as an investment grade rated company, the continuation of the dividend, the continuation of the — continuing to grow the dividend with our earnings growth.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

These are really important pieces of information for our investors and I share them with you so that you understand the types of conversations that we’re having externally and have been having externally over the last couple of days. Importantly, the transaction — all we’ve announced is a definitive agreement to join the company. The transaction isn’t done until it clears all its regulatory hurdles, and that won’t happen until likely the beginning of Q2.

So you can see there’s a lot of work still to be done, there’s a lot of people that have been working tirelessly, particularly in the finance community, in the legal community, in our corporate development group for a number, number of weeks, to get us to the point we’re at. They’ve got a lot more work to do to get the deal to close probably in early Q2 2016.

In terms of governance, I will continue to lead the company, as the CEO of the new Newell Brands. (Mark Tarchetti), and I don’t know how many of you at least in this room know (Mark) — well, you must know (Mark) because of his involvement with the E-com business. But (Mark) will come and rejoin Newell, he was going to leave, but he’s going to rejoin Newell to be the President of the combined company. (Joe Arcuri), (Richard Davies) has been appointed to lead Newell Rubbermaid will continue to ascend into those roles and lead the activities on the Newell Rubbermaid side of the family.

(Bill Burke) has decided to extend his relationship with the company beyond the period that he was going to commit in 2016 to become the leader of the legacy Jarden businesses. And so, we have a team that I believe in, a team that I can count on, a team I know, this transaction not without its complications. It’s going to be a lot of work to pull all this off and it was really important to me to have a team on the field that had proven themselves and that I could count on based on the Newell Rubbermaid side of the family.

One of the commitments we’ve made to Jarden is that they get access to three of the four seats. So, (Martin Franklin), who is the founder of Jarden, (Ian

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

Ashton) is the co-founder of (Jarden), and a third director who could named later will join the board. The board will grow by one seat and we will add a fourth new director, which means that three of our directors will come off the board assuming the transaction gets completed.

(Mike Coward) who is the chairman of the company today, a non-executive chairman of the company will be the non-executive chairman of the company tomorrow. The Jarden representation on the board is a function of the fact that we’ve used a combination of cash and Newell Rubbermaid stock to do this deal. So, (Martin) and (Ian) and their shareholders will have an investment in the new company called Newell Brands.

55 percent of the ownership of the company will be former Newell Rubbermaid shareholders, 45 percent of the ownership of the company will be former Jarden shareholders.

So it truly is a combination, although we have paid a premium for their company and we end up with the majority ownership, it really is a combination and I’m excited about this governance model. Because both (Ian) and (Martin) have created an incredible value-creation story, it’s actually rare, it doesn’t exist in the industry. They’ve done quite unique by building this company from a standing start to $10 billion in 14 years.

So they bring prospective about mergers and acquisitions and prospective and a entrepreneurial prospective to the boardroom which I think make the conversations in there even richer than they’ve been to date.

We financed this through a combination and equity and one of the things that was really important to us was to maintain the investment grade rating of the company. We didn’t want to get into any borrowings that would take us into this high-yield credit market, which is really not a healthy place to be, and we’ve done that. We made a commitment to get our leverage ratio, which is the amount of debt we’ve borrowed for the earnings power in the company down to a targeted range within two to three years.

Our focus on capital allocation and cash flow will be on debt repayment for the next couple of years. So don’t expect a lot of new M&A, this is a big bite

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

we’re taking here, until we get through that period of time. We’ll sustain the dividend, so we’ll use (cash) to sustain the dividend and continue to grow the dividend, but we probably won’t do share re-purchases and we probably won’t do M&A in this period.

Our current annualized is 76 cents a share. We’re issuing 221 million new shares. So we’re going to spend more on dividends even though our dividend per share is the same. So this is an important thing and it’s a good use of cash and it’s an important use of cash for our investors. And again, we’ll pursue a capital allocation strategy that’s designed to de-lever the balance sheet for the next couple of years, and we’re going to have to be more disciplined in the way we manage our working capital, inventory, receivables, these are important things that we’ll want to get our hands around.

We’ve assumed the sustained capital expenditures at the same rate that both companies we’re planning on spending. So we want to be disciplined but we don’t want to slow the investment in to the company’s growth agendas and we won’t do that. One of the criteria we used to do this deal was that we weren’t going to comprise on the organic agendas of both companies and we haven’t in the economics of the deal.

The financial implications — what are we building? We are building a company that should have leading levels of growth within our peer group. Strong, competitive levels of core sales growth. We’re building a company that will earn more money because of its scale and the benefits of scale. So it’s a (pre-dib).

Each company has its own projections on its earnings growth, this combination creates more value. It leads to strengthen the margins in the company, which will enable us to invest more back into the company and into our brands and into capabilities, and this is really, really important.

And in the near term, we’ll focus on repayments, but over time, this company will generate over $3 billion of earnings before interest, taxes, depreciation and amortization, which is a good proxy for cash flow. And that cash, once we get the balance sheet cleaned up, will be put to work above and beyond what we’ve assumed in the organic agenda. So read that as investment back into the business, more M&A to scale our positions in our core categories.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

This combination obviously has to be attractive for shareholders because if it’s not, they won’t vote to approve it. So the model’s been built to enable that, but the models been built also to not to over-promise, so that we’ve got the flexibility to maintain our investment profile, like I said, in CapEx and our investment profiles in the brands

Let me just try to bring to life for you some sound bites about what the combination could look like. A combination leads to a leading business, it establishes global scale for revenue and margin expansion opportunities, it’s expected to deliver cost synergies above and beyond project renewal and that robust cash flow will enable de-leveraging and then, will enable reinvestment back into the business. You’re blending two proven management teams.

The portfolio is really exciting, really fun. For anybody who skis, all of the sudden you’ve got access to (speed ramps) at the company store. If you’re (snowshoe), you have access to (snowshoes), and if you love a winter environment, you’ve got access to winter clothing through (moment). And if you like scented candles, you’ve got the leading scented candle business. So once this business closes, you’ve got a much bigger company store to able to draw on.

Importantly, despite the number of brands, it is a very concentrated portfolio. So if you look at the blended portfolio, the top 30 brands represent 80 percent of the revenues. This was very important to us as we were thinking about this deal. At first flush, when you see the headline that they have 120 brands, you sort of – you sort of pause and say this is too complicated, it’s just going to be leverageable.

And as we’ve gotten into diligence, we’ve seen this highly-concentrated nature of their revenue streams, this is an important thing. Just like Newell Rubbermaid has 45 brands, 14 of our brands account for 80 percent of our revenues. So, we look like mirror images of each other, maybe sequenced a little — and phased a little bit differently in the evolution of our company, but our Jarden business partners, their business footprint looks very much like what the old Newell Rubbermaid looked like, but with highly-concentrated brand portfolio, a big positive.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

There’s a whole series of intuitive combinations, in terms of portfolio, that should lead to strengthen category conversations with our retail partners. So in food and beverage, they have a great brand called (FoodSaver) which is into protein preservation. We’re launching (FreshWorks), which is into produce and fresh fruit preservation. We’ve got a food storage business. So, whether it’s from food storage to food preservation, they’ve got a brand called (Ball), which is a mason jar business but actually they’ve extended into glassware.

So we’ve got these great, intuitive combinations, whether it’s soothing and feeding and baby gear combined with our baby gear business, or whether it’s in commercial products where brands like (Napa), (Spontex) and (Waddington), which is one of the leading (tuppery) business out there which enables access to quick service restaurants in a way that Rubbermaid commercial products wouldn’t probably be able to do on their own this quickly.

Or whether it’s in kitchenware. There’s tremendous opportunities to leverage our portfolio scale or intuitive combinations for category leadership potential, for potential applications of technologies from one side of the family back onto the other. As you recall, we had (didcalexus) because we had no scale in appliances. All of the sudden, you’re the leading appliance manufacture. So can you envision creating a line of premium electric products under the (Calphalon) brand? Maybe, maybe you could.

Could you bring cookwares down to a good access point, on a good better bet? (Hierarchy) Maybe. And so there’s all kinds of really interesting intuitive combinations. The portfolios are complimentary and very, very compatible.

What does this do to the company as a whole versus our peer group? Well, it puts us right up at the top of the (lead) table. Now, steel really matter for scale sake, but scale matters when it unlocks strategic advantage, which is what I was subscribing to you before with respect the rate in which we will be able to deploy our portfolio geographically.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

So, this is quite important. This is our peer group of companies and we move into a blended peer group of companies, this puts us in fourth position and gives us a really sustainable platform from which to work. And scale also helps in geography. So this gives you, you know, a sense of the multiple upscale by country against Newell Rubbermaid as a standalone entity.

So you see in places like Germany, UK, parts of Europe we get real scale. This creates a big business in Europe and lots of opportunity. Why I love this slide, is because it will enhance our ability to attract talent to the company. When you’ve got this kind of footprint in these countries you can bring talent into this company that will bring more perspective, more global perspective to our agenda. And a clearly we are a U.S. Company with a Global ambition, but this allows us to accelerate that ambition further.

At retailers, again, real interesting insights about the scaling of our business at particular retailers. And so very, very important opportunities present themselves when you’ve got these kind of differences in relative scale at your retail partners.

In Europe you see things like Tesco where you’re four times what you were before. We haven’t deployed any of our beverage businesses to Europe, we haven’t deployed, a really we are just beginning to deploy our Writing portfolio into places like Tesco. We haven’t deployed any of our food storage portfolio into Tesco yet. So all of this gets opened up with this scale transformation.

(Mike):	Importantly before synergies, this business is very profitable, there are portions of the combination that are less profitable and we’ll work to make them more profitable. But the core of this business is quite profitable which is very important because it gives us the fire power to invest in our brands. In the synergies will drive this number up. And while in the short term that has to go to margin, they’re probably are more opportunities beyond what we’ve articulated that will unlock investment fire power. We have assumed no revenue synergies in our proposition. So all those intuitive combinations that I was talking about, all those opportunities to deploy the portfolio through the scale leverage in geography and in channels and in customers, we’ve assumed nothing for that. So assuming we do get something from that that will give us fire power in the P and L that will be able to be reinvested into brands and capabilities. So this is a really powerful combination.

These opportunities really don’t present themselves often. In some ways we have the good fortune of Jarden being open to a combination. They could just as well have rebuffed the conversations and said no, not now and gone on and done their own work as a standalone company.

But we have this convergence of mutual interest which creates this moment of opportunity that sets up a very different future for the company over the next ten years or so, and enables us to kind of really play this story out.

(Mike):	Aggressively and more ambitiously than we would’ve otherwise been able to do on our own. So with that as an introduction, I’m happy to answer any questions you might have.

(Audio difficulties)

Female:	So Mike we have a few questions that came in when the invitation for this meeting went out, but first I want to start with one. You showed the Newell Brands and as Newell Brands itself doesn’t exist today, should we be seeing this in like e-mail signatures, on presentations, things like that?

(Mike):	There’s a whole bunch more work to do on — on Newell Brands and there’s a team of folks cross functional team of folks working on it.

I’m really excited about how that will play out. It will play out on every one of our buildings. It will play out on how we present ourselves in our buildings. It will play out on business cards and our stationary and the way we present our company to the outside world.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

So there is a lot more to come. There’s some really exciting ideas that I saw just about three weeks ago that I think are really cool that start to represent our individual brands and businesses and the functions in a clever way that connect it all back to this logo.

(Mike):	So, I think you should think about this as being the envelope in which our new company representation of the new company. And there’s a whole bunch of fillers that need to come out. All of our communication – the presentation of our company will flow from this.

Don’t expect it to be anything other than a corporate mark, though. This is the invitation to come in and see all our brands. We’re not going to put this over the top of our consumer (facing) brands. Our brands are the power of the company, those are the core assets.

This is a trust mark. This should stand for the Newell way, the representation of the Newell way, that has to be completely integrated. But it’s not more than that, this is how our community should see us and think about us. So wherever we are in the world, over the next 3,4,5 years as we build this brand out – this corporate brand out – we’ll present ourselves this way.

Female:	How will we integrate Jarden into the Newell business model?

(Mike):	Let me be really clear about two things. One, we are independent companies until we’re not and we are still independent companies. We will not be a combined company until the deal closes, until the transaction closes, which will not be until the second quarter of 2016.

So it’s really, really important for us to keep our head down and focused on execution. Making our – we’ve got 15 days left in 2015. It’s really important for everyone of those 15 days to count. And then we’ve got the beginning of 2016 and we want to hit the ground sprinting, as we have been for the last four or five years. I’m very confident that we will do well in that work. But do not get distracted by all these headlines or this news because actually, there is no implication in the very near term, and that’s two quarters.

We will in 2016 run this company as its structured – both companies as they’re structured today. So, there’s no way we’re tampering with 2016 plans. ’16 for Newell Rubbermaid needs to be executed as ’16 was designed. So if you’re in any of the roles that are in the demand creation space, whether you’re in e-commerce, whether you’re in the segments, whether you’re in brand development, whether you’re in selling, whether you’re in the supply chain and you’re providing and serving the demands that the others are creating, the plan is the plan. You’ll operate as separate entities with a holding company structure over the top in 2016. The same conversation we’ve had and agreed with our Jarden colleagues, no distractions. ’16 is ’16.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

Of course we’re going to play for the synergies and we’re going to play for the combination of the corporate entity, and of course we’re going to go re-negotiate ocean freight, we’re going to play for resin benefits, to conserve both companies, but the core of both companies will stay exactly as they are today, entirely focused on their 2016 plan development.

There will be a group of us that are thinking about portfolio strategy. There’ll be a group of us that are thinking about 2017 planning and whether we can start to play for some of the revenue synergies that we’ve talked about. But I wouldn’t get distracted by that. I think we’ll develop that as we learn more. We have to get out into the Jarden business and learn their business, meet their people in a more and deep and meaningful way then we have up until now.

There are certain parts of the Jarden portfolio that are very different from ours. There’s a business called (Process Solutions). (Process Solutions), believe it or not, is a zinc coating business. They make the inner core of every penny that the U.S. Mint produces. They make the zinc every (Looney) that the Canadian Mint produces. That’s a very different business from our business. So, our model doesn’t necessarily transpose over the top of that. So that team needs to stay focused on delivery.

Yankee Candle has 500 retail stores and two flagship stores. It has a portion of its portfolio that cuts over into our space, with a big direct-to-consumer e-commerce platform. A very different model than what we’ve got, that’s different. (Jostens), which is the yearbook, class ring, super bowl rings company, very different model, only on schools.

Both colleges, high schools, middle schools, different models needs to operate as it is. So there’s a lot to learn still about the (Jarden) businesses and we intend to do that and we intend not to — and be deliberate about that. And intend not to change really anything at the point of demand creation in 2016.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

And clearly as we learn we’ll formulate new ideas, we’ll get to know new people and we’ll see new opportunities. And as those opportunities present themselves, we’ll figure out as a leadership team – combined leadership team, how to leverage them for advantage performance in the marketplace.

So no broad changes, other than playing for the combination at the corporate level, and playing for the obvious synergies in procurement and in rate based saving and looking at our distribution footprint.

Female:	You’ve talked a lot about the 120 brands that (Jarden) brings. Many of them we know, some of which we don’t know. So will we keep all of these 120 brands?

Male:	I love all my children, I’ve said that often. And I’ve never met- I honestly have never met a brand that wasn’t capable of growing. I really haven’t. I used to work on brand called (Post’em) at General Foods, and then ultimately Kraft, which was a grain based hot beverage business. That brand was capable of growing in markets that were relevant. Where people didn’t like coffee.

So I loved working on (Post’em), you can grow (Post’em). Every one of those brands has the potential to grow. Will we grow everyone of those brands? No, because we will view brands through a – just like we do with our own portfolio, we will apply a strategic lens over the top of the businesses, we’ll look at what businesses have the great right to win, have the most potential to create value, and we will play to make the whole greater than the sum of the parts.

If you treat every brand the same, then you’re no bigger than the sum of the parts. The great story at Newell Rubbermaid over the last four years, is that because we established this portfolio strategy that viewed brands and categories differently, we were able to allocate human capital, resources, people and money differently than we used to, to accelerate growth.

That’s the model, that’s the model we intend to embrace as a Newell brand. It will take us some time to do that deliberately, thoughtfully; just like we did at Newell Rubbermaid. We didn’t come in overnight and change how we thought about relative portfolio strengths.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

And so for now everything remains the same. Everyone of these businesses generates cash, we need cash to pay down the debt that we just borrowed to buy (Jarden), and I don’t envision anything changing.

Female:	So one of the things we’ve heard you talk about is these different brands and how they work together, that they’re not necessarily in competition but they’re more complimentary. So you’ve mentioned (Josenson & Parker) or (GreyCo and Nook). Can you tell a little bit more about that?

Male:	Well there are all kinds of opportunities to look at our portfolio across the landscape and think about good better best strategies within product categories. There’s all kinds of selling synergies to be had because cookware and kitchen appliance go through the same (DMM’s) (GMM’s) at many of our customers. So we want to present one integrated category management point of view in these categories.

Same thing on baby gear, soothing, feeding, and travel systems, and high chairs; there’s a continuum of product to sell through common buyers or common department heads. And of course we want to leverage those things for scale. We also want to play that portfolio together to create platforms to engage consumers in a way that we wouldn’t be able to do on our own.

But all of that is ahead of us. I think that probably doesn’t manifest itself into changed approach from a marketing standpoint until 2017. 2016 has to be about executing the plans both companies have in place already. We don’t want to create any distractions on that, and I think that’s really important for everybody to take away from today’s conversation.

Female:	So building on that, will this acquisition affect the work of the transformation office?

Male:	Look the transformation office has done a phenomenal job. The approach to building out a TO to do the work of project renewal has actually has been a really smart thing to do because it’s enabled people to focus 100 percent of their time on these different work streams that we’ve got. So that concept is really effective.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

I believe the transformation office concept is extendable across the total enterprise. And we will obviously think about doing that over time as we think through the combination potential.

There are a number of other capabilities that are extendable across the total enterprise. And (Mark Tarchetti) will lead with my involvement, and the whole leadership teams involvement, the thinking of which of those capabilities should we think about as enterprise wide. Clearly (Martin Franklin) (Ian Ashken) (Jim Lillie) who’s the former CEO, or will be the former CEO of (Jarden) were really impressed with what we were doing in Kalamazoo.

And so design has that potential to be a capability that cuts across the total enterprise. E-commerce has the capability – potential to be a capability that cuts across the total enterprise. They do some wonderful things in direct to consumer, that we can learn from. And we want to bring those capabilities into the Newell portfolio of capabilities and to be part of an integrated Newell brand commerce strategy.

So I can go on and on and on. I think our approach to insights is transferable across the total enterprise. So these are the things that we’ll be thinking about through 2016, and we will deliberately year by year, deploy our capabilities to create the most value across the total enterprise, once the transaction closes.

Female:	So one question that we got over and over was will the headquarters for the business still be in Atlanta and will this impact on the Atlanta office move?

Male:	The Atlanta office move is in progress. You saw the walls coming down in there, and I think we really want to finish what we’ve started there. I think it’s going to be a great facility and it’s going to be a wonderful place for our Newell Rubbermaid team to be based. So of course we’re going to finish that work. That is going to be a beautiful facility. I will have an office there, (Joe) and (Richard’s) offices will be there.

Today (Jarden) has a distributed business. So they’ve got a big HUB in Golden, Colorado, which is where (Coleman) is. They’ve got a big HUB in Boca Raton, which is where the former Sunbeam businesses are. They’ve got

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

big HUBs in Europe. Their (vocal) ski business is based in Germany. Their K2 ski business is based in Seattle. Our leverage business is based in Chicago. We’ve got a big HUB in Charlotte. We’re not going to really touch any of that stuff.

I don’t think it’s wise. We want our talent firmly planted in their chairs, working on their businesses. Their corporate team is based in Norwalk, Connecticut in a very modest one floor of a building. That is where their team is based today. I’m sure I will be spending my time between all of those sites, and I’ll probably have an office Norwalk, and I’ll have an office in Atlanta, and I’ll be a road warrior, which is what I’ve been for the last – and the corporate team which will be a very lean corporate team will be on the road effectively.

So we will blend the best of both. We need one corporate architecture, not two. So we will bring these functions together — those aspects of our functions together. And it’s really critical where everybody sits. It really is critical that everybody works well together across those different disciplines that will ultimately come together as one.

I don’t know how quickly we’ll do that. There — you save a lot of money when you take two CEO and you enter the ark two by two and you come out of the ark one by one. That saves a lot of money, fast. And so we’ll think deliberately through the other aspects of the corporate duplication as we bring that together as one.

Female:	That’s great. That’s it thank you so much.

Male:	That’s all the questions, do you guys have any questions?

Male:	Yes.

Female:	You’ve spoken about a lot of excites you about the merger. But what excites you the most?

Male:	The revenue synergy potential. The opportunity to accelerate growth, and we’ve not counted on anything. I think the geographic footprint extension is really really critical, because it enables us to create scale in geographies that would have taken us longer to create on our own. And I think the access to talent that will come with that as we try to really build out a global company.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

In order to do that effectively you really have to have that kind of perspective in the company and that really only comes from growing up in different parts of the world, working in different parts of the world. And that line of sight, and through the fog of geography, that will be much clearer than what we’ve got today. And that’s a huge positive for the company over the next 10 to 20 years.

The E-commerce scaling, this puts us really in an interesting place. We’ll be somewhere between half a billion and $1 billion of revenue in commerce; either D to C or bricksandmortar.com pureplay.com. So this really puts us in a strong position to lead relative to the competitors we’ve got. And the capability that we’re building here, plus the capability that they’ve got through some of their platforms, really interesting.

And that is a tremendous opportunity for us to continue to develop. So I can see these opportunities. I think there’s great talent on both sides. I met a number of really impressive people on the (Jarden) side of the combination and I think you’ll be really happy to work with them. There are a number of people that I’ve known from prior lives, whether it was (Unilever) or Kraft that are on the (Jarden) side of the family and I’m really excited to have those folks on the team.

And so I think there’s a ton of potential here to grow and accelerate our growth and deployment of our portfolio, which I think is probably the most exciting aspect of this.

The thing about both companies is we compete against – we compete in fragmented markets with low cost of growth. By doing this deal versus others we could have done, we’ve stayed away from competing with the big companies, the Proctor and Gambles, the (Unilever’s), or the high margin companies the Colgate’s of this world, where they have the resources to invest in a broad suite of capabilities.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

Our capabilities across this $16 billion enterprise will be way strong than the capabilities of anybody we compete with. So if we chose to marshal resources and deploy them in a concentrated way against a particular country and category combination to sell, we should be able to really disproportionately win.

And that will be the logic that drives the choices of how we allocate resource. There’s a whole bunch of work that needs to go on to be able to declare what our priorities will be, both geographically and by category, and that’s some of the work that (Mark) and I will do over the first three, six months with the (Jarden) team and with (Bill’s) involvement and a fellow named (Richard Sansun) who’s their EVP of operations. (Dan Sedlack) and his team will get involved in this work.

But the story of our success is about declaring a strategic set of priorities and then having every choice flow from it. And you should expect us to take that perspective and have that architecture sitting over the top of what is just a broader portfolio of really interesting categories and brands.

And it has unlocked an incredible amount of value and growth potential at Newell Rubbermaid, there’s no reason why that model can’t work more broadly across a broader set of categories.

In the short term, we want to respect all the differences and learn a lot about them. And there are aspects of (Jarden’s) portfolio that probably don’t work under that model but have tremendous potential on their own. So it doesn’t mean that everything has to fit in one way. I don’t believe that. I love the Yankee Candle. I love that model. I worked there as a director in 2005 and 2006, it’s a phenomenal brand. And so that business can be extended, it will be extended faster as part of a $16 billion company, than it ever would have been able to be extended as part of $10 billion company or a $6 billion company.

Our writing business is a phenomenal business. We want writing everywhere in the world. It would have taken us a number of years to get that portfolio deployed. Well as part of a $16 billion company, you have the flexibility now to invest the resources of a $16 billion company to accelerate the deployment of that portfolio.

NEWELL RUBBERMAID, INC.

Moderator: Atlanta AV Tech

12-16-15/8:30 a.m. ET

Confirmation # 8160537

So you start to think about these intuitive combinations, you start to think about resource management across a much broader canvas, and it unlocks all kinds of exciting things. So those are the things that excite me the most about the combination and the opportunity that comes along with that.

Growth is the engine that powers us. That’s one of the lines in the Newell way. And we put the consumer first in everything that we do. That’s another one of the lines in the Newell way.

(Jarden) has something called the (Jarden) DNA. It’s a framework similar to Newell way. There’s a lot of aspects of both of those statements and aspirations points of view for the companies that intersect. I suspect that the Newell way will evolve a little bit but won’t have to change very much. And if you want to think about what the company feels like to work at, look at that document. And we may just have to amp up the ambition a little bit, given the scale we’ve got as a company.

So with that I think I’m getting the hook from (Rachael), she’s saying it’s time to stop talking so people can get back to work. So thanks for your support, thanks for your attention and let’s finish strong in Q4 and let’s stay focused in Q1 on delivering the numbers. Thanks have a great holiday.

END

Caution Concerning Forward Looking Statements

Statements that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the timing of completion of the proposed combination, the expected benefits of the proposed combination, management’s plans, projections and objectives for future operations, scale and performance, integration plans and expected synergies therefrom, and anticipated future financial and operating performance results, including operating margin or gross margin capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, and debt ratings. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Such expectations are based upon certain preliminary information, internal estimates, and management assumptions, expectations, and plans, and are subject to a number of risks and uncertainties inherent in projecting future conditions, events, and results. Actual results could differ materially from those expressed or implied in the forward-looking statements if one or more of the underlying assumptions or expectations prove to be inaccurate or are unrealized. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed combination will not be consummated in a timely manner; risks that any of the closing conditions to the proposed combination may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed combination; the risk that we are unable to retain our investment grade rating; failure to realize the benefits expected from the proposed combination; failure to promptly and effectively integrate the combination; and the effect of the announcement of the proposed combination on the ability of Newell Rubbermaid to retain customers and retain and hire key personnel, maintain relationships with suppliers, on its operating results and businesses generally and those factors listed in Newell Rubbermaid’s most recently filed Quarterly Report on Form 10-Q and exhibit 99.1 thereto, in each case, filed with the Securities and Exchange Commission (“SEC”). Changes in such assumptions or factors could produce significantly different results. The information contained in this communication is as of the date indicated. Newell Rubbermaid does not assume any obligation to update any forward-looking statements contained in this communication as a result of new information or future events or developments.

Additional Information and Where to Find It

In connection with the proposed combination, Newell Rubbermaid and Jarden will file a registration statement on Form S-4 that will include the Joint Proxy Statement of Newell Rubbermaid and Jarden that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the combination. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PROPOSED COMBINATION. Investors and shareholders will be able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Jarden by accessing Jarden’s website at www.Jarden.com by clicking on the “For Investors” link and then clicking on the “SEC Filings” link or by contacting Jarden Investor Relations at rwilson@jarden.com or by calling 203-845-5300. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015 and November 16, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015 and June 9, 2015. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.